MFS® INVESTMENT MANAGEMENT

111 Huntington Avenue, Boston, Massachusetts 02199

Phone 617-954-5000

October 30, 2024

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Pre-Effective Amendment No. 3 (“PEA No. 3”) to Registration Statement on Form N-1A (the “Registration Statement”) for MFS Active Exchange Traded Funds Trust (the "Trust") on behalf of MFS Active Core Plus Bond ETF, MFS Active Growth ETF, MFS Active Intermediate Muni Bond Fund ETF, MFS Active International ETF, and MFS Active Value ETF (each a “Fund” and collectively the "Funds") (File Nos. 333-278691 and 811-23953)

Ladies and Gentlemen:

 On October 23, 2024, the Trust filed PEA No. 3 for the purpose of incorporating disclosure changes in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) via telephone call on October 1, 2024, regarding Pre-Effective Amendment No. 2 (“PEA No. 2”), which was filed on September 26, 2024, and to incorporate certain other disclosure updates.

On October 29, 2024, the SEC provided follow-up comments via telephone regarding PEA No. 3. On behalf of the Trust, this supplemental letter sets forth our responses to the SEC’s comments on PEA No. 3. Any term that is used, but not defined, in this letter retains the same meaning as used by MFS in the Registration Statement.

1. Comment: Please confirm whether there are any fee waiver, reimbursement, or recoupment arrangements in place for the Funds. If so, please disclose the terms of such arrangements in a footnote to the expense table for the applicable Fund(s).

 Response: The Trust confirms that there are no fee waiver, reimbursement, or recoupment arrangements in place for the Funds.

2. Comment: Please confirm supplementally whether MFS intends to recoup the Fund’s organizational and initial offering costs.

Response: MFS does not intend to recoup the Fund’s organizational and initial offering costs.

Securities and Exchange Commission

October 30, 2024

Prospectus – “Management of the Fund – Investment Adviser” Section

3. Comment: Please revise the statement required by Item 10(a)(1)(iii) of Form N-1A to reference a Fund’s Form N-CSR filing as opposed to the annual report in accordance with the SEC’s recent tailored shareholder report rulemaking.

 Response: The disclosure will be revised as follows:

“A discussion regarding the basis for the Board of Trustees’ approval of the Investment Advisory Agreement will be available in the fund’s Form N-CSR ~~annual report,~~ filed with the SEC ~~on Form N-CSR~~ for the period that ends February 28, 2025.”

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

/S/ BRIAN E. LANGENFELD

Brian E. Langenfeld

Vice President and Managing Counsel

MFS Investment Management